Bain Capital Specialty Finance, Inc.

200 Clarendon Street, 37th Floor

Boston, MA 02116

November 13, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Mr. Jay Williamson, Senior Counsel
Ms. Lauren Hamilton, Staff Accountant

Re:                        Registration Statement (File No. 333-227743)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the same may become effective at 4:00 p.m. (Washington D.C. time) on November 14, 2018 or as soon as practicable thereafter.

Please contact Monica Shilling of Proskauer Rose LLP, counsel to the Company, at (310) 284-4544 if you have any questions about this letter.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Sincerely,

BAIN CAPITAL SPECIALTY FINANCE, INC.

/s/ Michael Treisman
Michael Treisman
Vice President and Secretary

cc: Monica J. Shilling, Proskauer Rose LLP

[Signature Page to Acceleration Request]